Exhibit 23.6
Consent of Person Named to Become a Director
E-Commerce China Dangdang Inc.
4/F, Tower C, The 5th Square
No. 7, Chaoyangmen North Avenue
Dongcheng District, Beijing 100010
People’s Republic of China
Tel: (86 10) 8419-1932
Ladies and Gentlemen:
     Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, I hereby consent to the references of my name in the Registration Statement on Form F-1 (the “Registration Statement”) of E-Commerce China Dangdang Inc. (the “Company”), and any amendments thereto, which indicate that I have accepted the nomination to become a director of the Company. I further agree that immediately upon the completion of the initial public offering of the Company’s ordinary shares in the form of American depositary shares pursuant to such Registration Statement, I will serve as a member of the board of directors of the Company.
Sincerely yours,

/s/ Xiaolong Li
Name: Xiaolong Li
Date: December 1, 2010